SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

The following request for clarification was sent to Eletrobras by BM&FBOVESPA:

“GAE/CAEM 2709-11

December 28, 2011

Centrais Elétricas Brasileiras S.A. - Eletrobras

Investor Relations Officer

Mr. Armando Casado de Araujo

Dear Sirs

In an article published in the "O Estado de Sao Paulo" newspaper, on 12.28.2011, Eletrobras appears as having declared that:

•                     capex of R$ 13.3 billion for the year 2012 (2011 is closing with investments of around R$ 9 billion);

•                     As of 2014, the distribution companies will be profitable, and the losses will be R$ 1 billion in 2011, R$ 600 million in 2012 and R$ 300 million in 2013.

We request clarification in relation to this news, as well as other information deemed important

Sincerely,

Nelson Barroso Ortega

Issuers’ Follow-up Management

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

Phone: (011) 2565-6063 / 2565-7222”

Regarding the mentioned subject, considering the investments made by the end of the third quarter of 2011, and the disbursements forseen for the fourth quarter, the total investment in 2011 should be "around R$ 9 billion,". As soon as posible we will inform to the market the  investment value which was effectively carried out, by business segment.

In relation to our Energy Distribution segment, we are working in order to reduce costs and losses of energy.

In our Market Announcement of October 27, 2011, in which we reported the appointment of the local operation directors of the distribution companies of the Eletrobras System, we informed the following:

“These appointments represent a new cycle for the distribution companies of Eletrobras, with the implementation of a new management model, inserted in the process of management by policy.

This model, which should be implemented at the distribution companies by 2012, is based on the benchmark policy, which consists of the routine management of employees, close monitoring where the results will be obtained by performance indicators. By the end of the year, the Quality Management System of distribution companies should come into operation, which will monitor, systematically, in an integrated manner, the advance of the planned actions”.

All this integrated work in the distribution segment aims to eliminate, gradually, the losses of these companies by 2014.

Rio de Janeiro, December 28, 2011

Armando Casado de Araujo

Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 29, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.